Gorilla Technology Group Inc.

7F, No.302, Ruey Kuang Road,

Neihu, Taipei 114720, Taiwan, R.O.C.

July 6, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Kyle Wiley and Joshua Shainess

Re:	Gorilla Technology Group Inc.

Registration Statement on Form F-4

File No. 333-262069

Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to and in accordance with Rule 461 under the Securities Act of 1933, as amended, Gorilla Technology Group Inc., a Cayman Islands corporation (the “Company”), respectfully requests that the effective date for the amendment to the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on July 7, 2022, or as soon thereafter as is practicable.

The Company hereby authorizes David A. Bartz, with the Company’s outside legal counsel, K&L Gates LLP, to orally modify or withdraw this request for acceleration.

The Company further requests that it be notified of such effectiveness by telephone call to David A. Bartz, with the law firm K&L Gates LLP, at (615) 780-6743.

Sincerely

By:	/s/ Dr. Sih-Ping “Spincer” Koh
	Name:	Dr. Sih-Ping “Spincer” Koh
	Title:	Chief Executive Officer